Exhibit 99.1

MEDIA RELEASE

September 26, 2023

Algoma Steel Announces Results of Voting at

Annual Meeting of Shareholders

SAULT STE. MARIE, ONTARIO (September 26, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today the results of voting at its virtual annual meeting of shareholders held on September 26, 2023 (the “Meeting”).

All of the nominees listed in the management information circular prepared in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	Votes Withheld	Total Votes
Mary Anne Bueschkens	55,557,536	1,702,802	57,260,338
Michael Garcia	55,925,295	1,335,043	57,260,338
James Gouin	54,793,765	2,466,573	57,260,338
Andy Harshaw	55,787,922	1,472,416	57,260,338
Ave G. Lethbridge	55,849,496	1,410,842	57,260,338
Michael McQuade	55,930,706	1,329,632	57,260,338
Sanjay Nakra	55,459,513	1,800,825	57,260,338
Eric S. Rosenfeld	55,132,099	2,128,239	57,260,338
Gale Rubenstein	44,233,074	13,027,264	57,260,338
Andrew Schultz	55,643,836	1,616,502	57,260,338
David D. Sgro	54,687,005	2,573,333	57,260,338

The Company also reports that the appointment of Deloitte LLP as the Company’s auditors for the 2023 fiscal year was passed by a majority of the votes represented at the Meeting.

The Company’s full report of voting results on matters presented at the Meeting can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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